

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2011

Mr. Len Amato
President and Chief Executive Officer
Today's Alternative Energy Corporation
857 Post Road; Suite 397
Fairfield, CT 06824

Re: **Today's Alternative Energy Corporation**
Form 10-K for the Fiscal Year Ended October 31, 2010
Form 10-Q for the Period Ended January 31, 2011
File No. 1-32044

Dear Mr. Amato:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Rufus Decker
Accounting Branch Chief